Zero Labs Automotive, Inc.
1535 Rosecrans Avenue
Gardena, CA 900066

August 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:	Zero Labs Automotive, Inc. (the “Company”)
Request to Withdraw Offering Statement on Form 1-A
File No. 024-12378

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, the Company respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the Company’s Offering Statement on Form 1-A (File No. 024-12378), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Commission on December 12, 2023, and amended on February 6, 2024. The Company has determined it is not in the best interests of the Company to launch an offering under Regulation A at this time.

The Offering Statement has not yet been qualified and no offers or sales of any of the securities covered by the Offering Statement were made.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

If the Commission has any questions regarding this consent, please contact me at adam@zerolabs.com.

Sincerely,
Zero Labs Automotive, Inc.

By:	/s/ Adam Roe
Name:	Adam Roe
Title:	CEO (Principal Executive Officer)